We started our wefunder for Agora 2.0 and are currently looking for investors
And support to help take this to the next level.

If you and anyone you know would be interested in investing it would be greatly appreciated.

Investments start at $100


AGORA
Define Your Circle
AI

**Invest in Agora Social Club: Premium Men's Wellness Redefined: Fitness, Recovery, Mindset & Mission**

wefunder.com